Money With Meaning Fund, LLC

300 S Orange Ave, Suite 1000

Orlando, Florida 32801

www.mwmfund.com

May 15, 2019

Sent Via Email and EDGAR

Pamela Long, Office of Financial Services

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

LongP@sec.gov

RE:	Money With Meaning Fund, LLC (the “Company”) Draft Offering Statement on Form 1-A File No. 024-10961

Dear Ms. Long:

Pursuant to 17 CFR §230.252(e), the Company hereby requests that the Commission qualify the Offering Statement effective at 4:00 p.m. EST on Monday, June 3, 2019.

The Company also wishes to advise the Staff that it acknowledges the following:

•	Should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

MONEY WITH MEANING FUND, LLC

By:	Cloud Capital Management, LLC As Manager

By	/s/ Terrence Osterman
Terrence Osterman, Managing Member

cc: Markley S. Roderick, Esq.